IRONSHORE SPECIALTY INSURANCE COMPANY
One State Street Plaza
7th Floor
New York, NY  10004
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

 THIS POLICY IS A CLAIMS-MADE POLICY.  EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY COVERS ONLY   CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE DISCOVERY PERIOD, IF APPLICABLE. PLEASE READ THIS POLICY CAREFULLY. DEFENSE COST AND CLAIMS EXPENSES ARE INCLUDED WITHIN THE LIMITS OF LIABILITY OF THIS POLICY.
DECLARATIONS

POLICY  NO.  000638501

ITEM 1. COMPANY PRINCIPAL ADDRESS:

            Illinois Agricultural Association
1701 Towanda Avenue
Bloomington, IL 61701

ITEM 2.

A. POLICY PERIOD:          From 12:01 A.M. 08/20/2011 To 12:01 A.M. 08/20/2012
            (Local time at the address shown in Item 1)

B. LIMIT PERIOD:

1.	Same as Policy period
2.	One Year within Policy Period

ITEM 3. LIMIT OF LIABILITY:

A.   Single Aggregate Limit of Liability in the amount of $10,000,000  for the following Coverage Parts, combined

i. Directors, Officers and Company  Securities Liability, Fiduciary Liability
ii. Investment Adviser/Mutual Fund Errors & Omissions Mutual Fund Directors and Officers

B.    Separate Limits of Liability

            Coverage Part(s)

Insurance Company Professional Liability	$10,000,000
Bankers Professional Liability	$5,000,000
Investment Company Bond	$1,000,000
Employment Practices Liability	$10,000,000

ITEM 4. COVERAGE PARTS PURCHASED:

Directors, Officers and Company Securities Liability
Employment Practices Liability
Fiduciary Liability
Insurance Company Professional Liability
Bankers Professional Liability
Investment Adviser/Mutual Fund Errors & Omission
Mutual Fund Directors & Officers
Investment Company Bond

ITEM 5. POLICY PREMIUM:                              $1,800,000.00

Annual Premium:              $1,800,000.00

Discovery Period:
A. Additional Premium:
B.Additional Period:

125 % of Annual Premium 12 months

ITEM 6. NOTICE TO INSURER:

A.  Notice of Claim, Wrongful Act or Loss:
  Michael Adler
 Vice President, Ironshore claims
 Ironshore
 One State Street Plaza, 7th Floor
 New York, NY 10004

                 Or via e-mail
                 IronProClaims@ironshore.com
 Michael.Adler@ironshore.com

ITEM 7. ENDORSEMENTS:

            Manuscript form

IRONSHORE SPECIALTY INSURANCE COMPANY
One State Street Plaza
7th Floor
New York, NY  10004
Toll Free: (877) IRON411

Policy Number:  000638501

In consideration of the payment of the premium and in reliance on all statements made in the Application, which is hereby made a part hereof, and subject to the foregoing Declarations and to all other terms of this Policy, the Company, the Insureds, and the Insurer agree as follows:

GENERAL CONDITIONS AND LIMITATIONS

1.	TERMS AND CONDITIONS

Except for the General Conditions and Limitations or unless stated to the contrary in any Coverage Part, the terms and conditions of each Coverage Part of this Policy apply only to that Coverage Part and shall not apply to any other Coverage Part of this Policy. Any term referenced in the General Conditions and Limitations which is defined in a Coverage Part shall, for purposes of coverage under that Coverage Part, have the meaning set forth in that Coverage Part. If any provision in the General Conditions and Limitations is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part.

2.	DEFINITIONS

When used in this Policy:

A.	Annual Premium means the original annualized premium and the fully annualized amount of any additional premiums charged by the Insurer for or during the Policy Period.

B.
Application means all signed applications, including attachments and materials submitted therewith, for this Policy.  which is deemed attached to and incorporated into this Policy. Application also includes any public documents filed by the Company within 12 months prior to inception of this Policy with the Securities and Exchange Commission, and any similar state, local or foreign regulatory agency.

C.	Company means, collectively, the Parent Company and the Subsidiaries, or an equivalent status under the law of any other country.

D.
Defense Costs means reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries or fees of the directors, officers or employees of the Company) incurred by the Insureds in connection with a Loss Mitigation Opportunity and in defending or investigating Claims and the premium for appeal, attachment or similar bonds.

E.	Discovery Period means the period for the extension of coverage, if exercised, described in Subsection 4 or 10(b) of these General Conditions and Limitations.

F.	ERISA means the U.S, Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated there under, including but not limited to the:
1.	Consolidated Omnibus Budget Reconciliation Act of 1985,
2.	Health Insurance Portability and Accountability Act of 1996 as it relates to Section 102(b) and 104(b)(1) of ERISA,
3.	Newborns' and Mothers' Health Protection Act of 1996,
4.	Mental Health Parity Act of 1996,
5.	Women's Health and Cancer Rights Act of 1998, and any amendments thereto.

G.
Executive Officers, either in the singular or plural, means with respect to any Company its chairperson, president, chief executive officer, chief financial officer, in-house general counsel and, solely with respect to the Employment Practices Coverage Part if granted, the director of human resources or equivalent position.

H.
Financial Impairment means the status of the Company resulting from (1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, manage or liquidate the Company, or (2) the Company becoming a debtor in possession.

I.	Insureds means, with respect to any Coverage Part, all organizations, plans and natural persons defined as Insureds thereunder.

J.
Interrelated Wrongful Acts means all Wrongful Acts that arise out of or relate to a common nexus of facts, circumstances, situations, events, transactions, cause or series of related facts, circumstances, situations, events, transactions or causes.

K.	Liability Coverage Part(s) means any Coverage Part of this Policy other than any Commercial Crime or Bond Coverage Part, if purchased.

L.
Limit Period means the period described in Item 2(B) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations, M. Parent Company means the organization first named in Item 1 of the Declarations.

N.	Policy means, collectively, the Declarations, the Application, this policy form (including all attached Coverage Parts) and any endorsements hereto.

O.	Policy Period means the period of time specified in Item 2(A) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

P.
Pollutants means any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any federal, state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. Pollutants shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products, noise, and electric or magnetic or electromagnetic field.

Q.	Subsidiary, either in the singular or plural, means:

any company in which the Named Insured in the Declarations or its Subsidiary has Management Control.  Management Control shall mean owning interests representing 50% of the voting appointment or designation power for the selection of a majority of the Board of Directors or having the right through operating agreement or similar contract to appoint a majority of the Board of Directors.

3.	ESTATES, LEGAL REPRESENTATIVES AND SPOUSES

The estates, heirs, legal representatives, assigns and spouses of Insured Persons, and any natural person qualifying as a domestic partner of Insured Persons under the provisions of any applicable federal, state or local law or under the  provisions of any formal program established by the Company, shall be considered an Insured under this Policy; but coverage is afforded to such estates, heirs, legal representatives, assigns and spouses and domestic partners only for a Claim arising solely out of their status as such and, in the case of a spouse or domestic partner, where the Claim seeks damages from marital community property, jointly held property or property transferred from the Insured Person to the spouse or domestic partner. No coverage is provided for any Wrongful Act of an estate, heir, legal representative, assign, spouse or domestic partner. All of the terms and conditions of this Policy, including without limitation the Retention, applicable to Loss incurred by the Insured Person shown in the Declarations of the Employment Practices Liability Coverage Part, shall also apply to loss incurred by such estates, heirs, legal representatives, assigns, spouses and domestic partners.

4.	DISCOVERY PERIOD

If the Insurer or the Insureds do not renew any Liability Coverage Part or if the Parent Company terminates any Liability Coverage Part, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage granted by such Liability Coverage Part for the Discovery Period set forth in Item 5(B) of the Declarations following the effective date of such nonrenewal or termination, but only with respect to a covered Wrongful Act taking place prior to the effective date of such nonrenewal or termination. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the Insurer within forty-five (45) days following the effective date of termination or nonrenewal.

The premium due for such Discovery Period with respect to any Liability Coverage Part shall equal that percent set forth in Item 5(A) of the Declarations of the Annual Premium for such Liability Coverage Part. The entire premium for such Discovery Period shall be deemed fully earned and non-refundable upon payment.

The Insureds shall not be entitled to elect the Discovery Period under this Subsection 4 with respect to any Liability Coverage Part if a Discovery Period for such Liability Coverage Part is elected pursuant to Subsection 10(b) of these General Conditions and Limitations.

5.	LIMIT OF LIABILITY AND RETENTION

For the purposes of this Policy, all Claims arising out of the same Wrongful Act and all Interrelated Wrongful Acts of the Insureds shall be deemed one Claim, and such Claim shall be deemed to be first made on the date the earliest of such Claims is first made against them, regardless of whether such date is before or during the Policy Period. All Loss resulting from a single Claim shall be deemed a single Loss.

If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the Declarations, the amount stated in Item 3(A) of the Declarations shall be the maximum aggregate liability of the Insurer under all Coverage Parts, combined, for each Limit Period, regardless of the number of Claims or losses or the time of payment by the Insurer.

If separate Limits of Liability are granted as provided in Item 3(B) of the Declarations:

A.
the maximum aggregate liability of the Insurer under each Liability Coverage Part for all covered Loss resulting from allClaims first made during each Limit Period shall be the respective Limit(s) of Liability for such Coverage Part as set forth in Item 3(B) of the Declarations, regardless of the time of payment by the Insurer; and

B.
the maximum aggregate liability of the Insurer for all Loss during theLimit Period under all Insuring Clauses of the Commercial Crime or Bond Coverage Part shall be the aggregate Limit of Liability for such Coverage Part as set forth in the Declarations for such Coverage Part, regardless of the time of payment by the Insurer, provided:

i.
the maximum liability of the Insurer for each Single Loss under any Insuring Clause of such Coverage Part shall be the respective Limit of Liability for such Insuring Clause as set forth in the Declarations for such Coverage Part; and

ii.
if more than one Insuring Clause applies to a Single Loss, the maximum liability of the Insurer under all such Insuring Clauses, combined, with respect to such Single Loss shall be the largest of such applicable Limits of Liability.

The Limits of Liability described in subparagraphs (i) and (ii) above are sublimits which further limit and do not increase the Insurer's maximum liability under such Coverage Part.

The Limit of Liability for the Discovery Period, if exercised, shall be part of and not in addition to the Limit of Liability for the Limit Period. The purchase of the Discovery Period shall not increase or reinstate the applicable Limit of Liability, which shall be the maximum liability of the Insurer for such Limit Period and Discovery Period, combined.

Defense Costs shall be part of and not in addition to the applicable Limits of Liability set forth in the Declarations, and Defense Costs shall reduce such Limit of Liability. If the Limit of Liability with respect to the entire Policy or any Coverage Part is exhausted by payment of Loss, the Insurer's obligations under the entire Policy or such Coverage Part, respectively, shall be completely fulfilled and extinguished. The Insurer is entitled to pay Loss as it becomes due and payable by the Insureds, without consideration of other future payment obligations.

Except as otherwise provided in this Subsection 5, the Insurer's liability with respect to Loss arising from each Claim covered under one or more Liability Coverage Parts, and each Single Loss covered under the Commercial Crime or Bond Coverage Part, if purchased, shall apply only to that part of Loss which is excess of the applicable Retention Amount set forth in the Declarations for such Coverage Part(s), and such Retention Amount shall be borne by the Insureds uninsured and at their own risk. If different parts of a single Claim or Single Lossare subject to different Retentions, the applicable Retentions will be applied separately to each part of such Loss, but the sum of such Retentions shall not exceed the largest applicable Retention.  Notwithstanding the above, Claims arising out of the same Wrongful Act or Interrelated Wrongful Acts covered under one Liability Coverage Part shall only be subject to one retention, per the applicable Retention amount set for in the Declaration of such Coverage Part.

Any Retention for Indemnified Loss under a Liability Coverage Part shall apply only to (i) Loss which is incurred by Insured Persons and is indemnified by the Company, and (ii) Loss which is incurred by all other Insureds. No Retention shall apply to Loss which is incurred by Insured Persons and is not indemnified by the Company.

If the Company is permitted or required by common or statutory law to ultimately indemnify the Insured Persons for any Loss, or to advance Defense Costs on their behalf, under any Liability Coverage Part and does  not in fact do so other than for reasons of Financial Impairment then tThe Company shall reimburse and hold harmless the Insurer for the Insurer's payment or advancement of such Loss up to the amount of the Retention for Indemnified Loss under the applicable Liability Coverage Part.

6.	NOTICE

The Insureds shall, as a condition precedent to their rights under any Liability Coverage Part, give to the Insurer written  notice of any Claim made against the Insureds as soon as practicable after:

a.
for all Coverage parts except the Fiduciary Liability Coverage and Employment Practices Liability Coverage parts, theCompany's risk manager or general counsel, b. for the Fiduciary Liability Coverage and Employment Practices Liability Coverage parts, the Company's risk manager, general counsel or vice president of human resources learns of such Claim, but in no event later than forty-five (45) days after expiration of the Policy Period or, if exercised, during the Discovery Period.

The Insureds shall, as a condition precedent to their rights under the Commercial Crime or Bond Coverage Part, give to the Insurer written notice of any Loss within 90 days after such Loss is first discovered by any Executive Officer or the Company's risk manager.

If during the Policy Period or the Discovery Period, if exercised, the Insureds first become aware of a specific Wrongful Act which may reasonably give rise to a future Claim covered under a Liability Coverage Part and during such Policy Period or Discovery Period give written notice to the Insurer of:

a.	the names of the potential claimants and a description of the specificWrongful Act which forms the basis of their potential Claim,

b.	the identity of the specificInsureds allegedly responsible for such specific Wrongful Act,

c.	the consequences which have resulted or may result from such specificWrongful Act,

d.	the nature of the potential monetary damages or non-monetary relief which may be sought in consequence of such specific Wrongful Act, and

e.	the circumstances by which the Insureds first became aware of such specific Wrongful Act,

then any Claim which arises out of such Wrongful Act shall be deemed to have been first made during the Limit Period or Discovery Period, if exercised, in which such written notice was received by the Insurer. No coverage is provided for fees and expenses incurred prior to the time such notice results in a Claim, unless as part of a Loss Mitigation Opportunity settlement.  Further it is agreed that fees and expenses incurred in connection with such potential claim, upon notification to the Insurer, shall be deemed to erode the retention.

All notices under any provision of this Policy shall be in writing and given by prepaid express courier, certified mail or fax properly addressed to the appropriate party. Notice to the Insureds may be given to the Parent Company at the address as shown in Item 1 of the Declarations. Notice to the insurer of any Claim, Wrongful Act or Loss shall be given to the Insurer at the address set forth in Item 6(A) of the Declarations. All other notices to the Insurer under this Policy shall be given to the Insurer at the address set forth in Item 6(B) of the Declarations. Notice given as described above shall be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notice is sent, whichever is earlier.

7.	DEFENSE AND SETTLEMENT

Subject to this Subsection 7, it shall be the duty of the Insureds and not the duty of the Insurer to defend any Claim.

The Insureds agree not to settle or offer to settle any Claim, incur any Defense Costs, assume any contractual obligation or admit any liability with respect to any Claim without the Insurer's written consent. The Insurer shall not be liable for any settlement, Defense Costs, assumed obligation or admission to which it has not consented. The Insureds shall promptly send to the Insurer all settlement demands or offers received by the Insureds from the claimant(s). However, if the Insureds are able to settle all Claims which are subject to a single Retention for an aggregate amount, including Defense Costs, not exceeding such Retention, the Insurer's consent shall not be required for the settlement of such Claims.

With respect to any Claim submitted for coverage under this Policy, the Insurer shall have the right and shall be given the opportunity to effectively associate with, and shall be consulted in advance by, the Insureds regarding (1) the selection of appropriate defense counsel, (2) substantive defense strategies, including without limitation decisions regarding the filing and content of substantive motions, and (3) settlement negotiations.

The Insureds agree to provide the Insurer with all information, assistance and cooperation which the Insurer reasonably requests and agree that in the event of a Claim or Loss the Insureds will do nothing that shall prejudice the Insurer's position or its potential or actual rights of recovery. The Insurer may make any investigation it deems necessary to determine how best to mitigate exposure.

Subject to Subsection 8 of these General Conditions and Limitations, the Insurer shall advance on behalf of the Insureds covered Defense Costs which the Insureds have incurred in connection with Claims made against them, prior to disposition of such Claims, provided that to the extent it is finally established that any such Defense Costs are not covered under this Policy, the Insureds, severally according to their interests, agree to repay the Insurer such Defense Costs.

The Insurer and the Insureds shall not unreasonably withhold any consent referenced in this Subsection 7.

8.	ALLOCATION

If in any Claim under a Liability Coverage Part the Insureds who are afforded coverage for such Claim incur Loss jointly with others (including Insureds) who are not afforded coverage for such Claim, or incur an amount consisting of both Loss covered by this Policy and loss not covered by this Policy because such Claim includes both covered and uncovered matters, then the Insureds and the Insurer shall allocate such amount between covered Loss and uncovered loss based upon the relative legal exposures of the parties to covered and uncovered matters.

If the Insurer and the Insureds agree on an allocation of Defense Costs, the Insurer shall advance on a current basis Defense Costs allocated to covered Loss. If there can be no agreement on an allocation of Defense Costs, the Insurer shall advance on a current basis Defense Costs which the Insurer believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined with mutual agreement between the Insurer and the Insured. Any advancement of Defense Costs shall be subject to, and conditioned upon receipt by the Insurer of, a written undertaking by the Insureds that such advanced amounts shall be repaid to the Insurer by the Insureds severally according to their respective interests if and to the extent the Insureds shall not be entitled under the terms and conditions of this Policy to coverage for such Defense Costs.

Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim or any other Claim.

9.	OTHER INSURANCE

If any Loss under this Policy is insured under any other valid and collectible policy(ies), prior or current, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the amount of such other insurance whether such other insurance is  stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

10.	TRANSACTIONS CHANGING COVERAGE

a.	Acquisition or Creation of Another Organization or Plan

If, during the Policy Period, the Company:

i.	acquiresManagement Control in another organization or creates another organization, which as a result of such acquisition or creation becomes a Subsidiary;

ii.	acquires any organization by merger into or consolidation with the Company; or

iii.	with respect to the Fiduciary Liability Coverage Part if purchased, creates a Plan,

then, subject to all terms and conditions of this Policy, such organization, Plan and its Insureds shall be covered under this Policy but only with respect to covered Wrongful Acts (under a Liability Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such acquisition or creation unless the Insurer agrees to provide coverage by endorsement for Wrongful Acts taking place or Loss sustained prior to such acquisition or creation. If the total assets of such acquired organization as reflected in the organization's then most recent consolidated financial statements exceeds ten percent (10%) of the total assets of the Parent Company as reflected in the Parent Company's then most recent consolidated financial statements, the Parent Company, as a condition precedent to coverage with respect to such Insureds, shall give written notice of such acquisition or creation to the Insurer as soon as practicable and shall pay any reasonable additional premium required by the Insurer.

b.	Acquisition ofParent Company

If, during the Policy Period, any of the following events occurs:

i.
the acquisition of theParent Company, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the Parent Company into or with another entity such that the Parent Company is not the surviving entity; or

ii.	the obtaining by any person, entity or affiliated group of persons or entities of the right to elect, appoint or designate at least fifty percent (50%) of the directors of theParent Company;

then coverage under this Policy will continue in full force and effect until termination of this Policy, but only with respect to Claims for covered Wrongful Acts (under a Liability Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained before such event. Coverage under this Policy will cease as of the effective date of such event with respect to Claims for Wrongful Acts (under a Liability Coverage Part) taking place and Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such event.

If such event occurs, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage described in the preceding paragraph for either a 1 year, 3 year, or 6 year Discovery Period following the termination of the Policy Period; but the Insurer may, in its sole discretion and subject to any additional terms, conditions and premiums required by the Insurer, agree by written endorsement to this Policy to any other Discovery Period requested by the Insureds. This extension of coverage shall apply to those Coverage Parts with respect to which the Insureds elect the coverage extension. This right of extension shall lapse unless written notice of such election, together  with payment of the additional premium due, is given by the Insureds to the Insurer within forty-five (45) days following the effective date of such event.

Upon request from any Insured, the Insurer shall notify such Insured of the additional premium amount for this extension of coverage.

The Insureds shall not be entitled to elect this extension of coverage if a Discovery Period is elected pursuant to Subsection 4 of these General Conditions and Limitations.

c.	Cessation of Subsidiaries

If before or during the Policy Period an organization ceases to be a Subsidiary, coverage with respect to such entity shall only apply to Wrongful Acts that occur before the organization ceased to be a Subsidiary.

d.	Termination of Plan
If before or during the Policy Period a Plan is terminated, coverage with respect to such Plan and its Insureds under the Fiduciary Liability Coverage Part (if purchased) shall continue until termination of this Policy. Such coverage continuation shall apply with respect to Claims for Wrongful Acts taking place prior to or after the date the Plan was terminated.

11.	REPRESENTATIONS AND SEVERABILITY

The Insureds represent and acknowledge that the statements contained in the Application and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy. This Policy is issued in reliance upon the truth of such representations.

In the event the Application, including materials submitted or required to be submitted therewith, contains any material misrepresentation or material omission made with the intent to deceive this Policy shall not afford coverage for any Claim based upon, arising out of, or attributable to any untruthful or inaccurate statements, representations or information as to: (i) any Company and any Plan if the chief executive officer or the chief financial officer of the Parent Company knew the facts, that were not truthfully disclosed or omitted in the Application; and,(ii) any Insured Persons who had actual knowledge of the facts that were not truthfully disclosed or omitted, whether or not such Executive Officer or Insured Person, as applicable, knew the Application contained such misrepresentation or omission. The knowledge of any Insured Person shall not be imputed to any other Insured Person. The Insurer agrees that it shall not seek to rescind the Policy with respect to any Insured.

12.	PRESUMPTIVE INDEMNIFICATION

The Company agrees to indemnify the Insured Persons to the fullest extent permitted by law.  The Organizations agree to indemnify the Insured Persons and/or advance Defense Costs to the fullest extent permitted by law. If the Insurer pays under this policy any indemnification or advancement owed to any Insured Person by any Organization within an applicable Retention, then that Organization shall reimburse the Insurer for such amounts and such amounts shall become immediately due and payable as a direct obligation of the Organization to the Insurer.  The failure of an Organization to perform any of its obligations to indemnify the Insured Persons and/or advance Defense Costs under this policy shall not impair the rights of any Insured Person under this policy.

13.           TERMINATION OF POLICY

This Policy shall terminate at the earliest of the following times:

a.
the effective date of termination specified in a prior written notice by theParent Company to the Insurer, provided this Policy may not be terminated by the Parent Company (i) after the effective date of an eventdescribed in Subsection 10(b) of these General Conditions and Limitations, or (ii) if the Policy Period islonger than one (1) year;

b.	upon expiration of thePolicy Period as set forth in Item 2(A) of the Declarations;

c.
twenty (20) days after receipt by theParent Company of a written notice of termination from the Insurer for failure to pay a premium when due, unless the premium is paid within such twenty (20) days period; or

d.	at such other time as may be agreed upon by the Insurer and theParent Company.

The Insurer may not terminate this Policy prior to expiration of the Policy Period, except as provided above for non-payment of a premium. The Insurer shall refund the unearned premium computed pro rata. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

14.          TERRITORY AND VALUATION

All premiums, limits, retentions, Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or another element of Loss under any Liability Coverage Part is stated in a currency other than United States of America dollars, payment under this Policy shall be made in United States dollars at the rate of exchange as of 12:01 A.M. on the date the final judgment is reached, the amount of the settlement is agreed upon or the other element of Loss is due, respectively.

Coverage under this Policy shall extend to Wrongful Acts taking place or Claims made or Loss sustained anywhere in the world.

15.          SUBROGATION

In the event of any payment under this Policy, the Insurer shall be subrogated to the extent of such payment to all the Insureds' rights of recovery, including without limitation the Insured Persons' rights to indemnification or advancement from the Company. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Insurer effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

16.          ACTION AGAINST THE INSURER

No action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or organization shall have any right under this Policy to join the Insurer as a party to any action against Insureds to determine the Insured's liability nor shall the Insurer be impleaded by the Insureds or their legal representatives. Bankruptcy or insolvency of an Insured or of the estate of any Insured Person shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

17.          AUTHORIZATION CLAUSE

By acceptance of this Policy, the Parent Company agrees to act on behalf of the Insureds  with respect to the giving and receiving of notice of Claim or Loss or termination, the payment of premiums and the receiving of any return premiums that may become due under this Policy the agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for in this Policy (except the giving of notice to apply for the Discovery Period), and the Insureds agree that the Parent Company shall act on their behalf.

18.          ALTERATION, ASSIGNMENT AND HEADINGS

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by an authorized representative of the Insurer.

The titles and headings to the various parts, sections, subsections and endorsements of the Policy are included solely for ease of reference and do not in any way limit, expand or otherwise affect the provisions of such parts, sections, subsections or endorsements.

19.          ARBITRATION

Only if requested by the Insureds, the Insurer shall submit any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or invalidity thereof to final and binding arbitration pursuant to such rules and procedures as the parties may agree. If the parties cannot so agree, the arbitration shall be administered by the American Arbitration Association in accordance with its then prevailing commercial arbitration rules. The arbitration panel shall consist of one arbitrator selected by the Insureds, one arbitrator selected by the Insurer, and a third independent arbitrator selected by the first two arbitrators. In any such arbitration, each party will bear its own legal fees and expenses.

IRONSHORE SPECIALTY INSURANCE COMPANY One State Street Plaza 7th Floor New York, NY 10004 Toll Free: (877) IRON411

Policy Number: 000638501

Insured Name: COUNTRY Trust Bank COUNTRY Mutual Funds Trust

INVESTMENT COMPANY BOND COVERAGE PART

Policy No.
Coverage	Item 1. Coverages Purchase and Single Loss Limits Liability	Item 2. Single Loss Deductibles:
A. Employee Dishonesty- Insured Indemnity	$750,000	$10,000
B. Employee Dishonesty - Employee Benefit Plan Indemnity	$750,000	$10,000
C. Property	$750,000	$10,000
D. Financial Documents	$750,000	$10,000
E. Defective Signatures	$750,000	$10,000
F. Servicing Contractors	$750,000	$10,000
G. Computer Fraud/Fraudulent Transfer Instructions	$750,000	$10,000
H. Claims Expense	$50,000	$10,000
I. Stop Payment Order Liability	$50,000	$10,000
J. Uncollectible Items of Deposit	$50,000	$10,000
K. Unauthorized Signature	$750,000	$10,000
Item 3. Endorsements to this Coverage Part Effective at Inception: None
Item 4. Effective Date: 08/20/2011 Expiration Date: 8/20/2012
Item 5. Aggregate Limit of Liability: $1,000,000 for all Loss in Limit Period under all Insuring Clauses combined.

IRON.MANU.COV.007 (07/10)	Page of 1 of 17

INSURING CLAUSES

The Insurer agrees with the Insured, that in accordance with the Insuring Clauses for which coverage is granted in Item 1 of the Declarations, and subject to all terms, Definitions, Exclusions and Conditions of this Investment Company Bond Coverage Part, to indemnify the Insured for:

A.	Employee Dishonesty

Loss resulting directly from dishonest or fraudulent acts by an Employee acting alone or in collusion with others, which acts were committed by the Employee with the manifest intent to cause the Insured to sustain the loss or to obtain an Improper Personal Gain.

B.	Employee Dishonesty -

Employee Benefit Plan Loss of funds or other property intended to be used by an Employee Benefit Plan to pay benefits resulting directly from dishonest or fraudulent acts committed by an Employee or plan fiduciary (as defined in ERISA) while handling those funds or property.

C.	Property

Loss of Property resulting directly from Theft, False Pretense, misplacement, mysterious unexplainable disappearance, physical damage thereto or destruction thereof, wherever situated including in transit.

D.	Financial Documents

Loss resulting directly from the Insured having in good faith:

a.	relied on a Forgery or Alteration;

b.	relied on an Original Financial Document that was, at the time the Insured acted upon it, lost or stolen;

c.	relied on a Financial Document that was a Counterfeit; or

d.	guaranteed in writing or witnessed any endorsement or signature on an assignment, bill of sale,guarantee, or power of attorney which transferred a Financial Document or uncertificated security.

Actual physical possession, and continued actual physical possession if taken as collateral, of the Financial Document by:

(1)	the Insured or its authorized custodial agent, or

(2)
a financial institution, or its authorized custodial agent to which (a) the Insured sold, in whole or in part, aloan for which the Financial Document represents collateral, and (b) the Insured remains liable torepurchase the loan pursuant to a written contract is a condition precedent to the Insured having relied on a Financial Document.

E.	Defective Signatures

Loss resulting directly from the Insured having in good faith, in connection with any loan, relied on any:

a.	deed conveying real property;

b.	mortgage, deed of trust, or like instrument, pertaining to real property; or

IRON.MANU.COV.007 (07/10)	Page 2 of 17

c.	assignment of such instruments

which is defective because the signature of any person thereon was obtained through trick, artifice, fraud or false pretenses.

F.	Servicing Contractors

Loss resulting directly from dishonest or fraudulent acts committed by any Servicing Contractor, if the acts:

a.	were committed with the intent to:

(1)	cause the Insured to sustain that loss; and

(2)	obtain an Improper Personal Gain for the Servicing Contractor, and b.resulted in an Improper Personal Gain for the Servicing Contractor.

G.	Computer Fraud/Fraudulent Funds Transfer

Loss resulting directly from the Insured having in good faith transferred funds or Property or otherwise given value because of:

a.
the fraudulent modification or destruction of Electronic Data or Electronic Computer Instructions,including that caused by Computer Virus, (1) within a Computer System operated by the Insured; or (2)while being electronically transmitted through communication lines, including satellite links, from a  Computer System operated by the Insured to a Computer System operated by a customer while the  Insured is acting as a Service Bureau for that customer, if the fraudulent acts were committed by a  person with the intent to obtain an improper financial benefit;

b.	the fraudulent preparation or modification of Electronic Computer Instructions by a person with theintent to cause the loss to the Insured and to obtain an improper financial benefit;

c.
The fraudulent entry of data into a Computer System or Communications Terminal operated by theinsured or an Electronic Communication Customer, but which data was not in fact sent by the Insuredor the Electronic Communication Customer, or which data were fraudulently modified during transit  (physical or electronic) between Computer Systems or Communications Terminals;

d.
a fraudulent voice initiated funds transfer instruction, directed to the Insured by telephone from orpurportedly from an Electronic Communication Customer, if the instruction was not made by or at thedirection of a person who is authorized to initiate a transfer according to the written agreement between  Insured and the Electronic Communication Customer and the instruction was Tested; or

e.
a fraudulent communication by Fax or other Tested written communication sent or apparently sentbetween the Insured and an Electronic Communication Customer if the communication was either notsent by the Insured or the Electronic Communication Customer, or it was fraudulently modified during  transit between the Insured and the Electronic Communication Customer.

H.	Claims Expense

Necessary and reasonable professional fees and expenses incurred and paid by the Insured, with prior approval of the Insurer, to determine the existence, amount and extent of a loss in excess of the retention if the loss is in fact covered under any other Insuring Clause of this Investment Company Bond Coverage Part.

IRON.MANU.COV.007 (07/10)	Page 3 of 17

I.	Stop Payment Order Liability

Loss which the Insured is legally obligated to pay and pays to a customer resulting directly from:

a.
compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer; or

b.	refusal to pay any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer.

J.	Uncollectible Items of Deposit

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s shareholder’s or subscriber’s Mutual Fund Account; or

Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured. Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Clause applies to all Mutual Funds with “exchange privileges” if all Funds in the exchange program are insured by the Insurer for Uncollectible Items of Deposit. Regardless of the number of transactions between Funds, the minimum number of days of deposit within the Funds before withdrawal as declared in the Funds prospectus shall begin from the date a deposit was first credited to any Insured Fund.

K.	Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory of such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Clause that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

II.	DEFINITIONS

For purposes of coverage under this Investment Company Bond Coverage Part:

A.	Alteration means material modification of an Original Financial Document for a fraudulent purpose by a person other than the person who prepared the Original Financial Document.

B.
Automated Clearing House means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions’ customers.

C.
Central Depository means any clearing corporation, including any Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism entries are made on the books reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.

D.
Computer System means computers with related peripheral components, including storage components wherever located; systems and applications software; terminal devices; and related local or wide area communication networks, but not the Internet; by which data are electronically collected, transmitted, processed, stored and retrieved.

IRON.MANU.COV.007 (07/10)	Page 4 of 17

E.	Communications Terminal means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.

F.
Computer Virus means a set of unauthorized instructions, programmatic or otherwise, that propagate themselves through a Computer System operated by the Insured and which were maliciously introduced into the system by a person other than by an identifiable Employee.

G.	Counterfeit means:

a.	with respect to certificated securities: an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or

b.	with respect to other Financial Documents: an imitation which is intended to deceive, and to be taken as the original.

H.	Electronic Communication means any communication initiated through a Computer System, a Fax, Telex, TWX and any other electronically transmitted communication.

I.	Electronic Communication Customer means:

a.	a natural person or entity authorized by written agreement with the Insured to initiate funds transfer by Fax or other Electronic Communication or by telephone;

b.	an Automated Clearing House;

c.	an office of the Insured;

d.	a financial institution; and

e.	a Central Depository handling Electronic Securities.

J.
Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide lnterbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), an Automated Clearing House Association which is a member of the National Automated Clearing House Association and similar automated communication systems in use by the Insured.

K.	Electronic Computer Instructions means computer programs, for example, facts or statements converted to a form usable in a Computer System to act upon Electronic Data.

L.	Electronic Data means facts or information converted to a form usable in a Computer System and which are stored on Electronic Data Processing Media for use by computer programs.

M.	Electronic Data Processing Media means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which Electronic Data are recorded.

N.	Electronic Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which:

a.	is a type commonly dealt in upon securities exchanges or markets; and

b.	is either one of a class or series or by its terms is divisible into a class or series of shares,participation’s, interests or obligations; and

c.	(1) is not represented a paper certificate, or

IRON.MANU.COV.007 (07/10)	Page 5 of 17

(2)	is part of a master or global paper certificate, or

(3)
represents a paper certificate that has been surrendered by a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a Central Depository.

O.	Employee means

a.	any of the Insured’s officers, partners, or employees; and

b.
any of the officers or employees of any predecessor of the Insured whose principal assets are acquiredby the Insured by consolidation or merger with, or purchase of assets of capital stock of, suchpredecessor; and

c.
attorneys retained by the Insured to perform legal services for the Insured and the employees of suchattorneys while such attorneys or the employees of such attorneys are performing such services for theInsured; and

d.	guest students pursuing their studies or duties in any of the Insured’s offices; and

e.
directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, orshareholder accounting record-keeper, or administrator authorized by written agreement to keepfinancial and/or other required records, but only while performing acts coming within the scope of the  usual duties of an officer or employee or while acting as a member of any committee duly elected or  appointed to examine or audit or have custody of or access to the Property of the Insured; and

f.
any individual or individuals assigned to perform the usual duties of an employee within the premises ofthe Insured by contract, or by an agency furnishing temporary personnel on a contingent or part-timebasis; and

g.
each natural person, partnership or corporation authorized by written agreement with the Insured toperform services as. electronic data processor of checks or other accounting records of the Insured, butexcluding any such processor who acts as transfer agent or in any other agency capacity in issuing  checks, drafts or securities for the Insured, unless included under sub-section (I) hereof; and

h.	those persons so designated in Condition N. Central Handling of Securities; and

i.	any officer, partner or Employee of

a) an investment advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record-keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured, while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting recordkeeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

IRON.MANU.COV.007 (07/10)	Page 6 of 17

Each employer of temporary personnel or processors as set forth in sub-sections (f) and (g) of the definition of Employee and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Investment Company Bond Coverage Part, excepting, however, Condition L. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

P.	Employee Benefit Plan means a benefit plan subject to the requirements of ERISA which is sponsored solely by the Insured for its Employees,

Q.
False Pretense means the transfer of Property as the direct result of a fraudulent representation made by a person to the Insured, which must be in possession of the Property at the time of the fraudulent representation and the transfer of the Property.

R.
Fax means a facsimile communication system or similar communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not mean an Electronic Communication sent by Telex, TWX or an Electronic Communication System.

S.	Financial Document means a physical document which:

a.	is a Negotiable Instrument;

b.	is a letter of credit;

c.
is a written instruction directed to the Insured from, or purportedly from, a customer, Employee or financial institution, of a type customarily prepared by a customer, Employee or financial institution, and upon which the Insured ordinarily acts to cause a deposit, withdrawal or transfer of funds;

d.	is considered as a matter of Saw to be primary evidence of: (1) the right to ownership or possession of property; or (2) a debt owed directly or contingently;

e.	creates or discharges a lien on property;

f.	ordinarily has value transferred by endorsement or assignment coupled with delivery; or

g.	is Money

but does not include: (1) travelers checks; (2) data which exists in a Computer System in electronic form, and (3) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive, hold and dispose of the document and the goods it covered.

T.
Forgery means the signing on an Original Financial Document of the name of another person or organization, including a facsimile signature, without authority with intent to deceive; it does not include a signature consisting in whole or in part of ones own name, signed with or without authority, in any capacity, for any purpose.

U.	Improper Personal Gain means an unlawful financial benefit obtained by:

a.	an Employee or Servicing Contractor; or

b.	persons with whom the Employee was acting in collusion, provided that the Insured establishes that the Employee intended to participate in such benefit; and

IRON.MANU.COV.007 (07/10)	Page 7 of 17

c.
an innocent third party, provided that the Insured establish that the Employee transferred funds or Property to the benefit of such third party with the knowledge that such third party was not entitled to such funds or Property, and the funds or Property are not recoverable by the Insured.

The term does not include any type of benefits earned in the course of employment, including salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other emoluments, nor any benefit which any officer or director of the Insured not in collusion with the Employee was aware that the Employee was receiving.

V.	Insured means the Parent Company and the Subsidiaries. Insured as used in Insuring Clause B. includes any Employee Benefit Plan.

W.	Items of Deposit means one or more checks or drafts.

X.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

V.	Negotiable Instrument means any document which

a.	is signed by the maker or drawer;

b.	contains an unconditional promise or order to pay a sum certain in money and no other promise, order,obligation or power given by the maker or drawer;

c.	is payable on demand or at a definite time; and

d.	is payable to order or bearer.

Z.
Original Financial Document means a Financial Document which has been completed, with or without signature, by natural persons who were acting with authority in completing the document at the time it was completed.

AA.
Property means Financial Documents, Electronic Data Processing Media, Electronic Data, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by the Insured, or for which the Insured is legally liable other than as lessee.

BB.	Service Bureau means a person or entity authorized by written agreement to perform data processing services for others using Computer Systems.

CC.	Servicing Contractor means any person or entity (other than an Employee) authorized by the Insured to act for the Insured in the capacity of:

a.	servicer of real estate mortgage or home improvement loans made, held by or assigned to the Insured; or

b.
manager of real property owned by or under the supervision or control of the Insured as evidenced by awritten contract customarily used by the Insured for that purpose, and only while the person or entity isacting within the general scope of those duties. The partners, officers, directors and employees of a  Servicing Contractor shall collectively be deemed to be one person for all purposes of this Coverage Part.

DD.	Single Loss means all covered loss, including Claims Expense covered under Insuring Clause H., resulting from;

a.	any one act or series of related acts of Theft, False Pretense or attempt thereat, in which no Employee is implicated, or

b.
any one act or series of related unintentional or negligent acts or omissions on the part of any person(whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

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c.	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person(whether an Employee or not) or in which such person is implicated, or

d.	any one casualty or event not specified in (a), (b) or (c) preceding.

EE.	Tested means:

a.
As respects Fax, Telex, TWX or other means of written communication: a method of authenticating thecontents of the written communication by affixing to it a valid test key that has been exchanged between the Insured and a customer, an office of the Insured or another financial institution; and

b.
as respects voice; a call-back prior to acting on the instruction to a person authorized by writtenagreement with the Insured to authenticate the instruction, other than a call to the person whopurportedly initiated the instruction, provided the instruction and call-back are recorded.

FF.	Theft means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation,

III.	EXCLUSIONS

A.	This Investment Company Bond Coverage Part does not apply to:

1.	loss resulting directly or indirectly from dishonest or fraudulent acts by any Employee, except whencovered under Insuring Clauses A. or B.;

2.	loss resulting directly or indirectly from trading whether or not committed by an Employee and whether or not in the name of the Insured and whether or not in a genuine or fictitious account;

3.	loss of trade secrets, confidential processing methods, customer lists, or other confidential or proprietary information of any kind;

4.	loss to one or more of the Insureds which benefits another of the lnsureds;

5.	loss caused by a customer after discovery by a director or officer of the Insured of an actual or potential loss of the type covered hereunder caused by that customer;

6.	a loss resulting directly or indirectly from:

(1)
riot or civil commotion outside a country in which the Insured has an office which is permanently staffed by an Employee, or loss due to war or insurrection, except for loss of Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of the Insured in initiating such transit;

(2)	the effect of nuclear fission or fusion or radioactivity;

(3)
any event with respect to which notice has been given prior to the Effective Date set forth in Item 4. of the Declarations of this Investment Company Bond Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Investment Company Bond Coverage Part;

(4)	any event which is not discovered during the Policy Period, and not reported in the form and substance provided in Subsection 6. of the General Conditions and Limitations of this Policy;

(5)	circumstances or occurrences known to any Executive Officer or the Company’s risk manager prior to the inception of this Investment Company Bond Coverage Part;

IRON.MANU.COV.007 (07/10)	Page 9 of 17

7.	loss which could have been recovered, but was not recovered, due to the failure of the Insured to pursue reasonable efforts to make recovery from persons responsible for causing it;

8.
damages of any type for which the Insured is legally liable, except compensatory damages, but not  multiples thereof, arising directly from a loss covered under this Investment Company Bond Coverage  Part;

9.	loss of use of funds or Property;

10.	potential income, including but not limited to interest and dividends, not realized by the Insured;

11.	the insolvency of another financial or depository institution.

B.	Exclusions Applicable to Insuring Clause A. Only

a. Insuring Clause A. does not apply to loss resulting directly or indirectly from:

(1) acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee’s employment with the Insured and involved a loss of less than $10,000; or

(2) any transaction which is or purports to be a loan or other extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreement;

b. Insuring Clause A. does not apply to loss covered under Insuring Clause B.

C.	Exclusions Applicable to Insuring Clause B. Only

Insuring Clause B. does not apply to loss resulting directly or indirectly from acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee’s employment with the Insured and involved a loss of less than $10,000.

D.	Exclusions Applicable to Insuring Clause C. Only

Insuring Clause C. does not apply to loss:

a.	of Property while in customers safe deposit boxes;

b.	of Property surrendered away from an office or premises of the Insured as a result of a threat:

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

(2) to do damage to the offices, premises or property of the Insured.

c.	of Property lost while in the mail;

d.	of Electronic Data Processing Media or Electronic Data lost in transit other than by armored motor vehicle;

IRON.MANU.COV.007 (07/10)	Page 10 of 17

e.
of personal property not specifically enumerated in the definition of Property, for which the Insured is legally liable if the Insured has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date the Insured became legally liable for the property; or

f.	resulting directly or indirectly from :

(1) any forgery, alteration or counterfeiting;

(2) erroneous credits to a depositor’s account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of the Insured at the time of the payment or withdrawal;

(3) items of deposit which are not finally paid for any reason, including but not limited to forgery or any other fraud;

(4) Electronic Communications or telephonic communications; or

(5) any transaction which is or purports to be a loan or other extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreements;

E.	Exclusions Applicable to Insuring Clause D. Only

Insuring Clause D. does not apply to loss resulting directly or indirectly from:

a.	any document presented as a copy;

b.	items of deposit which are not finally paid, or for which provisional credit it is otherwise properly revoked, for any reason, including but not limited to forgery or any other fraud; or

c.	a fraudulent entry of Data into, or change, modification, or destruction of data elements or programs within a Computer System operated or used by the Insured.

F.	F. Exclusion Applicable to Insuring Clause E. Only

Insuring Clause E. does not apply to loss resulting directly or indirectly from any document presented as a copy.

G.	G. Exclusions Applicable to Insuring Clause F. Only

Insuring Clause F. does not apply to loss resulting directly or indirectly from:

a. any transaction which is or purports to be a loan or other extension of credit to a Servicing Contractor, including “warehousing” of mortgage loans, whether procured in good faith or through fraud or false pretenses;

b. the failure of any Servicing Contractor to collect or receive Money for the account of the Insured, notwithstanding any agreement between the Servicing Contractor arid the Insured; or

c. the failure to remit Money collected or received for the account of the Insured by any Servicing Contractor unless the Servicing Contractor is legally liable to the Insured for loss of the Money.

H.	H. Exclusions Applicable to Insuring Clause G. Only

Insuring Clause G. does not apply to loss resulting directly or indirectly from:

IRON.MANU.COV.007 (07/10)	Page 11 of 17

a. liability assumed by the Insured under any contract unless such liability would have attached to the Insured in the absence of such agreement;

b. a threat to do bodily harm to any person, or to do damage to the premises or property of the Insured;

c. forged, altered or fraudulent Financial Documents used, as source documentation in the preparation of Electronic Data or manually keyed in a Communication Terminal;

d. Financial Documents except as converted to Electronic Data and then only in such converted form;

e. resulting directly or indirectly from the accessing of any confidential information, including but not limited to trade secret information, computer programs or customer information;

f. resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Data Processing Media failure or breakdown, any malfunction or error in programming, or errors or omissions in processing;

g. the input of Electronic Data at an authorized terminal of an electronic funds transfer system or a customer .communication system by a customer or other person who had authorized access to the customer’s authentication mechanism; or

h. fraudulent features contained in Electronic Computer Instructions developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.

I.	Exclusion Applicable to Insuring Clause J. Only

Insuring Clause J. does not apply to loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

IV.	OTHER CONDITIONS

A.	DISCOVERY

This Investment Company Bond Coverage Part applies to loss discovered by the Insured during the Policy Period. Discovery occurs when any Executive Officer or the Company’s risk manager first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Investment Company Bond Coverage Part has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when any Executive Officer or the Company’s risk manager receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a Loss under this Investment Company Bond Coverage Part.

B.	LIMIT OF LIABILITY

With respect to this Investment Company Bond Coverage Part only, and notwithstanding anything to the contrary in General Condition and Limitation No. 5 of this Policy, the payment of any loss under this Investment Company Bond Coverage Part shall not reduce the liability of the Insurer for other losses covered under this Investment Company Bond Coverage Part. If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the Declarations of this Policy, the payment of loss under this Investment Company Bond Coverage Part shall reduce the liability of the Insurer for losses covered under any Liability Coverage Parts.

IRON.MANU.COV.007 (07/10)	Page 12 of 17

The most the Insurer will pay for loss resulting from any Single Loss is the applicable Limit of Liability shown in Item 3 of the Declarations; provided, however, that regardless of the number of years this Investment Company Bond Coverage Part remains in force or the number of premiums paid, no Limit of Liability cumulates from year to year or period to period.

C.	SINGLE LOSS COVERED BY SINGLE INSURING CLAUSE

The Insurer will pay for loss resulting from a Single Loss under only a single Insuring Clause. If two or more Insuring Clauses of this Investment Company Bond Coverage Part apply to a Single Loss, the Insured may elect the Insuring Clause under which it will seek coverage. In no event will the Insurer pay more than the applicable Limit of Liability under the applicable Insuring Clause, in respect of such Single Loss.

D.	DEDUCTIBLE

The Insurer will not pay for loss resulting from a Single Loss unless the amount of such loss exceeds the applicable Single Loss deductible shown in Item 2 of the Declarations. The Insurer will then pay the amount in excess of such deductible, subject to the applicable Limit of Liability.

There shall be no deductible applicable to any loss under Insuring Clause A. sustained by any Investment Company named as Insured herein.

E.	NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURER

(a) Within six (6) months after such discovery, the Insured shall furnish to the Insurer proof of loss, duly sworn to, with full particulars;

(b) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith;

(c) Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Insurer or after the expiration of twenty four (24) months from the discovery of such Loss;

(d) If any limitation embodied in this Investment Company Bond Coverage Part is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law;

(e) This Investment Company Bond Coverage Part affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

F.	VALUATION

(1) Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange as of 12:01 a.m. on the date of discovery of the loss.

(2) Electronic Data Processing Media

In case of loss of, or damage to Electronic Data Processing Media used by the Insured in its business, the Insurer shall be liable only if such items are actually reproduced by other Electronic Data Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject to the applicable Limit of Liability.

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(3) Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Insurer shall be liable only if such books or record are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

(4) Property other than Money, Securities, Records, or Media

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records or Electronic Data Processing Media, the Insurer shall not be liable for more than the actual cash value, with proper deduction for depreciation, of such Property. The Insurer may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Insurer and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

(5) Electronic Data

In case of loss of Electronic Data the Insurer shall be liable under Insuring Clause C. of this Investment Company Bond Coverage Part only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities, or financial instruments having a value, then the loss will be valued as indicated in paragraph 5 of this Condition.

(6) Set-Off

Any loss covered under this Investment Company Bond Coverage Part shall be reduced by all money and property received by the Insured from any source in connection with any matter from which a loss has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid. Any loss covered under this Investment Company Bond Coverage Part shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Clause A.

G.	SECURITIES SETTLEMENT AND VALUATION

In the event of a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part, the Insured shall, subject to the conditions stated below, first attempt to replace the lost securities by use of a letter of indemnity issued by it. In the event that it is unable to replace the lost securities by a letter of indemnity, the Insured shall, subject to the Insurers prior consent, secure a lost instrument bond for the purpose of obtaining the issuance of duplicate securities.

It is further agreed that the Insurer will indemnify the Insured for such sum, in excess of the applicable Deductible stated in the Declarations, not exceeding the amount of the Single Loss Limit of Liability stated in the Declarations, remaining available for the payment of any loss at the time of the execution by the Insured of a letter of indemnity or the securing of the lost instrument bond, which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any indemnifying agreement executed by the Insured or delivered by the Insured to the company issuing the lost instrument bond.

It is further agreed that the Insured shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that portion of the loss which falls within the applicable Deductible or which is in excess of the Single Loss Limit of Liability remaining available for the payment of said loss.

The Insurer shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that loss which would be covered under Insuring Clause C, of this Investment Company Bond Coverage Part and which exceeds the Deductible and is within the Single Loss Limit of Liability remaining available for the payment of any loss.

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In the event the Insured sustains a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part but the securities are valued at an amount in excess of the Single Loss Limit of Liability, the Insured may apply any portion of the applicable Single Loss Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the Insured elects to do so, the Single Loss Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Single Loss Limit of Liability shall be applied to settlement of loss. Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.

Under this Insuring Clause only, loss includes the value of subscription, conversion, redemption or deposit privileges for Financial Documents unless they are lost while in the mail or with a carrier for hire other than an armored motor vehicle company for the purpose of transportation. The privileges shall be valued as of the date immediately preceding the expiration thereof, as determined by arbitration or agreement. The Insurer is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Investment Company Bond Coverage Part.

H.	ASSIGNMENT – SUBROGATION – RECOVERY - COOPERATION

(1) ln the event of payment under this Investment Company Bond Coverage Part, the Insured shall deliver, if so  requested by the Insurer, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(2) In the event of payment under this Investment Company Bond Coverage Part, the Insurer shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(3) Recoveries, whether effected by the Insurer or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit of Liability, secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in Subsection E. of the Conditions of this Investment Company Bond Coverage Part or recovery from reinsurance or indemnity of the Insurer shall not be deemed a recovery as used herein.

(4) Upon the Insurers request and at reasonable times and places designated by the Insurer the Insured shall:

(a) submit to examination by the Insurer and subscribe to the same under oath; and

(b) produce for the Insurer’s examination all pertinent records; and

 I cooperate with the Insurer in all matters pertaining to the loss.

(5) The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

I.	OWNERSHIP

This Investment Company Bond Coverage Part shall apply to loss of Property or Electronic Data Processing Media and Electronic Data (1) owned by the insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable.

J.	TERMINATION OF THIS INVESTMENT COMPANY BOND COVERAGE PART

In addition to any termination pursuant to Subsection 12, of the General Conditions and Limitations of this Policy, this

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Investment Company Bond Coverage Part shall also terminate in its entirety:

(1) upon the voluntary liquidation or dissolution of the Parent Company;

(2) upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the Parent Company, or (2) a committee for the dissolution thereof; or

(3) as to any Insured other than the Parent Company upon the appointment of (1) a receiver, trustee or other or fiduciary of the property of said Insured or (2) a committee for the dissolution thereof.

K.	ACTION AGAINST SERVICING CONTRACTOR, SERVICE BUREAU OR CUSTOMER

This Investment Company Bond Coverage Part does not afford coverage in favor of any Servicing Contractor, Service Bureau or customers of aforesaid, and upon payment to the Insured by the Insurer on account of any loss through fraudulent or dishonest acts committed by any of the partners, directors, officers or employees of such Servicing Contractor, Service Bureau or customers whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as they may have against such Servicing Contractor, Service Bureau, or customers by reason of such acts so committed shall, to the extent of such payment, but given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer, the rights provided herein.

L.	TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING CONTRACTOR OR SERVICE BUREAU

This Investment Company Bond Coverage Part terminates as to any Employee or Servicing Contractor as soon as any Executive Officer or the Company’s risk manager learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person. Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.

This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as any Executive Officer or the Company’s risk manager, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.

M.	ERISA WARRANTY

The Insurer warrants that the coverage afforded by this Investment Company Bond Coverage Part will be equal to that required of the Insured by regulations properly promulgated under the ERISA with respect to losses caused by fraudulent or dishonest acts of Employees and sustained by Employment Benefit Plans.

N.	CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property. The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition, a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporations on a contract basis.

The Insurer shall not be liable on account of any loss (es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss (es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss (es), and then the Insurer shall be liable hereunder only for the Insured’s share of such excess loss (es), but in no event for more than the Limit of Liability applicable hereunder.

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For the purpose of determining the Insured’s share of excess loss (es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest that the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable and recovered under any bond or policy of insurance indemnifying such Corporations against such Ioss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such Ioss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This investment Company Bond Coverage Part does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss (es) within the systems, an assignment of such of the Insureds rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

January 26, 2012
Authorized Representative	Date

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IRONSHORE SPECIALTY INSURANCE COMPANY
One State Street Plaza
7th Floor
New York, NY  10004
Toll Free: (877) IRON411

ENDORSEMENT # 1

Policy Number:	000638501	Effective Date of Endorsement: June 10, 2011

Insured Name:	COUNTRY Trust Bank
	COUNTRY Mutual Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

CANCELLATION PROVISION AMENDED
(INVESTMENT COMPANY BOND COVERAGE PART)

In cosideration of the premium charged Cancellation provision L. TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING CONTRACTOR OR SERVICE BUREAU is amended to add the following:

“Pursuant to Rule 17g-1 under the Investment Company Act of 1940, this bond policy shall not be cancelled terminated or modified except after written notice shall have been given by the acting party to the affected party, and by the fidelity insurance company to all registered investment companies named as insureds and to the Commission (SEC), not less than sixty days prior to the effective date of cancellation, termination, or modification.”

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

October 14, 2011
Authorized Representative	Date

CERTIFIED COPY OF RESOLUTION
COUNTRY® MUTUAL FUNDS TRUST

    WHEREAS, COUNTRY Mutual Funds Trust obtained, effective August 20, 2011 through August 20, 2012, a joint insured bond by Ironshore Specialty Insurance Company, with an aggregate liability limit of $1,000,000, and jointly insuring the Trust and COUNTRY Trust Bank® against larceny and embezzlement and covering each officer and employee of the Trust and the Bank who has access to securities or funds of the Trust; and

    WHEREAS, the Trust and the Bank have entered into an agreement providing that in the event a recovery is received under the bond as a result of loss sustained by both the Trust and the Bank, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond; and

    WHEREAS, the Board of Trustees, after due consideration of relevant factors, including the value of the aggregate assets of the Trust to which persons to be covered under the bond have access, the type and terms of the arrangements for custody and safekeeping of the Trust's assets with each custodian and/or bank and the nature of the securities in the portfolio of the Trust, deems the bond to be adequate to protect the interests of the Trust; Now, Therefore, Be It

    RESOLVED, that this Board of Trustees, in accordance with the requirements of Rule l7g-1 adopted by the Securities and Exchange Commission under the Investment Company Act of 1940, hereby determines that the above described joint insured bond of Ironshore Specialty Insurance Company is of a reasonable form and amount so as to adequately protect the interests of the Trust and should be retained in its present form until such time as the Board of Trustees shall otherwise determine; and Be It

    FURTHER RESOLVED, that the Board of Trustees herby approves the portion of premium to be paid by the trust, having determined that the premium is fair and reasonable based upon the number of parties named as insureds on such bond, the nature of the business activities of each of the insureds, the amount of the bond, the total premium for the bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have to pay if it provided and maintained a single insured bond.

    The undersigned, James M. Jacobs, hereby certifies that he is the duly elected and acting Secretary of COUNTRY® Mutual Funds Trust and that the foregoing is a true and correct copy of a resolution adopted by the Board of Directors of said corporation at a duly convened meeting of the said Board, a quorum being present, held on October 24, 2011, and entered upon the regular minute book of the said corporation, and which is now in full force and effect and as of the date hereof has not been rescinded, revised, revoked, or amended, in whole or in part.

    IN WITNESS WHEREOF, I have executed this Certificate and have caused the Seal of said corporation to be hereunto affixed this 1st day of February, 2012.

(SEAL)

AGREEMENT

    THIS AGREEMENT, entered into by and between COUNTRY Mutual Funds Trust, a Delaware business trust, and a registered management investment company, on its behalf and on behalf of each of its series, and COUNTRYsm Trust Bank, a federal thrift,

WITNESSETH

    WHEREAS, Regulation 270.17g-1 adopted by the Securities and Exchange Commission under the Investment Company Act of 1940 requires registered management investment companies to provide a bond against larceny and embezzlement, and

    WHEREAS, Regulation 270.17g-1 permits registered management investment companies, under certain circumstances, to enter into a joint insured bond to provide the bond coverage required by such Regulation, and

    WHEREAS, the parties hereto are permitted by Regulation 270.17g-1 to enter into a joint insured bond to provide the bond coverage required by such Regulation and each party hereto has deemed it desirable and in its best interest for the parties to acquire and enter into a joint insured bond as permitted by such Regulation, and

    WHEREAS, Regulation 270.17g-1 requires each registered management investment company named as an insured on a joint insured bond to enter into an agreement with all the other named insureds providing that in the event recovery is received under the bond as a result of a loss sustained by a registered management investment company and one or more other named insureds, the recovery will be equitably and proportionately spread between the insureds in compliance with such Regulation,

    NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL AGREEMENTS HEREIN CONTAINED, THE PARTIES HERETO AGREE AS FOLLOWS:

    1. In the event of a loss sustained by any one of the parties hereto and one or more of the other parties hereto, coverage for which loss is provided by the joint insured bond entered into by the parties in compliance with Regulation 270.17g-1 adopted by the Securities and Exchange Commission under the Investment Company Act of 1940, the parties hereby agree that each registered management investment company, or a series of a registered management investment company, which is a party hereto sustaining a loss shall receive an equitable and proportionate share of the recovery, which shall at least equal the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of said Regulation 270.17g-1.

    2. The parties hereto agree that the effective date of this Agreement is November 1, 2001.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in quintuplicate in their names by their respective officers thereunto duly authorized this 31st day of October 2001.